UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period July 1, 2004, through September 30, 2004.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Investors Services Program, 209,625 shares of Energy East common stock were issued. Under employee benefit plans, 11,085 shares of Energy East common stock were purchased in the open market; under the Restricted Stock Plan no shares of Energy East common stock were issued out of treasury stock; under options granted during the quarter no shares of Energy East common stock became issuable during the quarter.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

Terms
Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
Energy East Corporation	Emera Energy Services, Inc.	$200,000	07/01/04	06/30/05	Gas Purchases
Energy East Corporation	Maritimes & Northeast Pipeline, L.L.C.	$3,000,000(2)	07/31/04	07/31/05	Gas Transportation
Energy East Corporation	New York Independent System Operator	$17,537,750(4)	08/01/04	07/31/05	Electricity Purchases
Energy East Corporation	Yankee Gas Services Company	$1,650,000(1)	08/31/04	06/30/05	Gas Purchases
Energy East Corporation	Constellation Power Source, Inc.	$5,000,000(1)	09/08/04	12/31/04	Electric Sales
Energy East Corporation	Dominion Transmission, Inc.	$300,000(2)	09/08/04	09/30/05	Gas Purchases
Energy East Corporation	Insurance Company of North America, Ace Insurance S.A. N.V., Westchester Fire Insurance Company, Indemnity Insurance Company of North America, Ace INA Insurance Company	$10,000,000	09/20/04	09/20/07	Bond Execution
Energy East Corporation	New York State Electric & Gas Corporation	$650,000(1)	09/28/04	03/31/05	Gas Sales
Energy East Corporation	Dominion Transmission, Inc.	$2,500,000(3)	09/28/04	09/30/05	Gas Purchases
Energy East Corporation	ConocoPhillips	$8,000,000(3)	09/28/04	12/31/05	Gas/Electricity Purchases
Energy East Corporation	Rochester Gas and Electric Corporation	$300,000	09/28/04	09/30/05	Gas/Electricity Purchases
RGS Energy Group, Inc.	Constellation Power Source, Inc.	$5,000,000(2)	07/09/04	06/30/05	Gas/Electricity Purchases

(1)  Guarantee was an amendment, which increased the previous amount of the guarantee to the amount shown.
(2)  Guarantee was an amendment, which extended the expiration date to the date shown.
(3)  Guarantee was an amendment, which extended the expiration date and increased the previous amount of the guarantee to the date and amount shown.
(4)  Guarantee was an amendment, which extended the expiration date and decreased the previous amount of the guarantee to the date and amount shown.
(e)

The amount and terms of any Debentures issued during the quarter:

In August 2004 New York State Electric & Gas Corporation refunded $204 million of tax-exempt fixed-rate pollution control notes that have interest rates ranging from 5.70% to 6.05% with proceeds from the issuance of $204 million of multi-mode tax-exempt pollution control notes.

In August 2004 Rochester Gas and Electric Corporation refunded $60 million of fixed-rate tax-exempt mortgage bonds that have rates ranging from 6.35% to 6.5%
with proceeds from the issuance of $60 million of multi-mode tax-exempt pollution control notes.

(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

In July 2004 Energy East cancelled one-half of a fixed-to-floating interest rate swap ($125 million) with UBS AG on its 8 1/4% junior subordinated debt securities due July 2031. The company paid $1.7 million, the value of the swap on the date cancelled, which it will amortize over the remaining life of the junior subordinated debt securities.

In August 2004 Energy East entered into a fixed-to-floating interest rate swap with UBS AG on RG&E's 6.65% first mortgage bonds. The company receives a fixed rate of 6.65% and will pay a rate based on the three-month London Interbank Offered Rate (LIBOR) plus 0.49% on a notional amount of $125 million through June 2032. The underlying security is callable at par in June 2007 and Energy East has a matching option to terminate the swap if the underlying security is called.

In September 2004 Energy East entered into a fixed payer forward starting swap with UBS AG in anticipation of refinancing needs for $150 million of 30-year debt in 2006. The swap, which is based on payment at a fixed rate of 5.60% and receipt of six-month LIBOR, has a mandatory termination date in July 2006.

In August 2004 Central Maine Power Company entered into a Treasury hedge with UBS AG in anticipation of refinancing needs for $25 million of 30-year debt in March 2005. The hedge locked in the 30-year treasury rate component of that financing at a rate of 5.20%.

(g) cont.

In August 2004 Central Maine Power Company entered into a fixed payer forward starting swap with UBS AG in anticipation of refinancing needs for $22 million of
30-year debt in July 2005. The swap, which is based on payment at a fixed rate of 5.645% and receipt of six-month LIBOR, has a mandatory termination date in
July 2005.

In July 2004 New York State Electric & Gas Corporation entered into a forward starting swap with Merrill Lynch Capital Services, Inc. to fix the interest rate on one of the tax-exempt pollution control notes in the Dutch auction mode with a seven-day auction period. New York State Electric & Gas Corporation will pay a fixed rate of 3.80% and will receive 67% of the one-month LIBOR rate on a notional amount of $70 million.

In August 2004 New York State Electric & Gas Corporation entered into a forward starting swap with Merrill Lynch Capital Services, Inc. to fix the interest rate on a $65 million tax-exempt pollution control note that becomes callable at 102% in July 2005. New York State Electric & Gas Corporation will pay a fixed rate of 3.80% and will receive 67% at the one-month LIBOR rate on a notional amount of $65 million.

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter: None
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: None
(j)

The amount and terms of any Short-Term Debt issued by Energy East during the quarter:

Energy East issued short-term debt in the form of bank credit facility and commercial paper during the quarter ranging from $1.0 million to $25.0 million, at interest rates ranging from 1.35% per annum to 1.65% per annum, and with a maximum amount outstanding of $40.25 million.

(k)

The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

New York State Electric & Gas Corporation issued commercial paper during the quarter ranging from $1.0 million to $17.5 million, at interest rates ranging from 1.33% per annum to 1.89% per annum, and with a maximum amount outstanding of $32.5 million.

Central Maine Power Company issued short-term debt in the form of a bank credit facility during the quarter ranging from $1.4 million to $17.0 million, at interest rates ranging from 1.91% per annum to 2.49% per annum, and with a maximum amount outstanding of $40.0 million.

Connecticut Natural Gas Corporation issued short-term debt in the form of a bank credit facility during the quarter ranging from $4.0 million to $15.0 million, at interest rates ranging from 1.98% per annum to 2.44% per annum, and with a maximum amount outstanding of $43.0 million.

The Southern Connecticut Gas Company issued short-term debt in the form of a bank credit facility during the quarter ranging from $10.0 million to $12.0 million, at interest rates ranging from 2.40% per annum to 4.50% per annum, and with a maximum amount outstanding of $10.0 million.

(l)	The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter: None
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of September 30, 2004, included in Energy East's Form 10-Q for the quarter ended September 30, 2004, File No. 1-14766 and incorporated by reference.

Balance sheet of New York State Electric & Gas Corporation as of September 30, 2004, included in New York State Electric & Gas Corporation's 10-Q for the quarter ended September 30, 2004, File No. 1-3103-2 and incorporated by reference.

Consolidated Balance sheet of Central Maine Power Company as of September 30, 2004, included in Central Maine Power Company's 10-Q for the quarter ended September 30, 2004, File No. 1-5139 and incorporated by reference.

(m) cont.

Balance sheet of Connecticut Natural Gas Corporation as of September 30, 2004, filed confidentially pursuant to Rule 104.

Balance sheet of The Southern Connecticut Gas Company as of September 30, 2004, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(p)

The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt:

Energy East's filing of its 2003 consolidated federal and state income tax returns did not produce any tax credit or loss carryovers as a result of either interest expense on Acquisition Debt or Previous Acquisition Debt.

(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations:

The description of how the income tax credit and/or income tax liability was calculated and allocated, showing all of Energy East's interest costs filed confidentially pursuant to Rule 104.

(r)

A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit:

Energy East has allocated its 2003 combined tax liability and credits to its subsidiaries and affiliates in accordance with the Tax Sharing Agreement that was approved by the United States Securities and Exchange Commission.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

November 29, 2004	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary